UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Horizon Group Properties, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH  44122-5525  (216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-1(b)
(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)














1	Name of Reporting Person	Howard Amster


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			 89,839
Beneficially
Owned By Each	8	Shared Voting		136,528
Reporting Person
With			9	Sole Dispositive		 89,839

			10	Shared Dispositive	136,528

11	Aggregate Amount Beneficially Owned		248,776


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 8.67 %


14	Type of Reporting Person 			IN






















1	Name of Reporting Person	Howard M. Amster
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			0
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		0

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		0


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  -0- %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			6,600
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		6,600

			10 	Shared Dispositive

11	Aggregate Amount Beneficially Owned		6,600


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 0.23 %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Amster Limited Partnership


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		574
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	574

11	Aggregate Amount Beneficially Owned		574


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .02 %


14	Type of Reporting Person			PN























1	Name of Reporting Person	Amster Trading Company


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			128,270
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		128,270

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		128,270


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 4.469 %


14	Type of Reporting Person			CO





















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			0
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		0

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		0


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  -0- %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Tamra F. Gould


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			IN






















1	Name of Reporting Person	Gould Trading Company


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member group			a)  / /
						b) /X/

3	SEC Use Only

4	Source of Funds 			WO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35

11	Aggregate Amount Beneficially Owned		35


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .00%


14	Type of Reporting Person			CO























1	Name of Reporting Person	Pleasant Lakes Apts.
						Limited Partnership

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,049
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,049

11	Aggregate Amount Beneficially Owned		1,049


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11  .04 %


14	Type of Reporting Person			PN






















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		29,009


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.011 %


14	Type of Reporting Person			BD






















There are no changes to the Schedule 13D, as amended except as set forth in this fourth amendment.

Item 4	Purpose of Transaction

This 13D amendment number four is being filed to reflect that on 12/17/01, Mr. Amster received trust distributions-in-kind of Horizon Group Properties, Inc. from his 100% funded trusts. as a result his aggregate amount of beneficially owned shares increased by 57,327 shares to 248,776 shares and the 100% funded trusts aggregate beneficial shares decreased by 57,327 to 6,600 shares.

Item 5	Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons
remains at 283,916 shares or 9.89 % of the outstanding shares.

Howard Amster and his Individual Retirement Accounts now owns 89,839 shares or 3.13 % of the outstanding shares.

Howard M Amster Charitable Remainder Unitrust doesn't own shares.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust now owns 6,600 shares or 0.23 % of the outstanding shares.

Amster Limited Partnership owns 574 shares or
 .02 % of the outstanding shares.

Amster Trading Company now owns 128,270 shares or
4.469 % of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts don't own shares.

Gould Trading Company owns 28,540 shares or
 .99 % of the outstanding shares.

Pleasant Lake Apts. Corp. owns 35 shares or
 .00 % of the outstanding shares.

Pleasant Lake Apts. Limited Partnership owns
1,049 shares or .04 % of the outstanding shares.

Ramat Securities Ltd. owns 29,009 shares or
1.011 % of the outstanding shares.










c)	Trust Distributions of 12/17/01

Identity
Howard Amster			12,700 Shares received
					23,500 Shares received

Howard M Amster Charitable	12,700 Shares distributed
Remainder Unitrust

Howard Amster and Tamra F.	23,500 Shares distributed
Gould Charitable Remainder
Unitrust

Amster Trading Company		21,127 Shares received

Amster Trading Company		21,127 Shares distributed
Charitable Remainder
Unitrusts


Signature.	After reasonable inquiry and to the best of our
knowledge and belief, we certify the information set forth in this statement is true, complete and correct.


Date	12/26/01



Howard Amster



Howard M. Amster Charitable
Remainder Unitrust
By:	 Howard Amster
Title: Trustee



Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust
By:	 Howard Amster
Title: Trustee



Amster Limited Partnership
By:	 Howard Amster
Title: General Partner






Amster Trading Company
By:	 Howard Amster
Title: President



Amster Trading Company
Charitable Remainder Unitrusts
By:	 Howard Amster
Title: Trustee



Tamra F. Gould



Gould Trading Company
By:	 Tamra F. Gould
Title: President



Pleasant Lake Apts. Corp.
By:	 Howard Amster
Title: President



Pleasant Lake Apts. Limited Partnership
By:	 Howard Amster
Title: Pleasant Lake Apts. Corp



Ramat Securities Ltd.
By:	 David Zlatin
Title: Principal